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                               March 1, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Technology Partners II, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Technology
Partners II, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252641

       Dear Mr. McBride:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed February 2, 2021

       Risk Factors, page 72

   1. We note your disclosure that the exclusive forum provision in your warrant agreement applies to actions
arising under the Securities Act. Please revise to state that there is uncertainty as to
whether a court would enforce such provision. Please also state that investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
   2. Tell us how the exclusive forum provision in your warrant agreement is consistent with the different exclusive
forum provision in your certificate of incorporation that applies to derivative actions.
 Andrew McBride
Gores Technology Partners II, Inc.
March 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at (202) 551-3627 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at (202) 551-5880 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew McBride
                                                           Division of
Corporation Finance
Comapany NameGores Technology Partners II, Inc.
                                                           Office of Life
Sciences
March 1, 2021 Page 2
cc:       Heather Emmel
FirstName LastName